UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
  - ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☒ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Gryphon Online Safety, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
June 19, 2014

Physical address of issuer
10265 Prairie Springs Road, San Diego, CA 92127

Website of issuer
https://www.gryphonconnect.com/

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$3,081,998	$2,969,255
Cash & Cash Equivalents	$865,829	$1,157,943
Accounts Receivable	$14,131	$27,776
Short-term Debt	$1,879,053	$440,467
Long-term Debt	$152,527	$0
Revenues/Sales	$3,285,938	$1,679,764
Cost of Goods Sold	$1,886,714	$886,841
Taxes Paid	$0	$0
Net Income	$-1,545,501	$-1,408,679

Gryphon Online Safety, Inc.
Annual Report
(Exhibit A to Form C-AR)
April 30, 2021

GRYPHON

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statement or to reflect the occurrence of unanticipated events.

SUMMARY

Gryphon Online Safety, Inc. (the "Company") is a Delaware Corporation that was initially formed as Delaware limited liability company under the name Gryphon Innovations, LLC on January 30, 2014. The Company converted into a corporation on June 19, 2014.

The Company is located at 10265 Prairie Springs Road, San Diego, CA 92127.

The Company's website is https://www.gryphonconnect.com/.

The Company currently has 2 employees and 17 part-time independent contractors, 12 of whom are located overseas. The Company otherwise relies primarily on a workforce of contractors.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

There are existing companies in the Wi-Fi protection space that could introduce similar or enhance existing services. Other competitors that have significant funding may be able to cross sell products and services to its customers. If a larger, better funded company markets or creates a comparable service at a lower price point or with better features, the Company could be negatively impacted.

The Company's projections are based on new revenue and distribution channels. Success in each channel is dependent of many factors such as exposure and willingness of the channel to market the product as well as the effectiveness of the marketing message. There is no guarantee these forecasts will come to fruition and the Company may struggle to achieve expected projections.

The Company uses Qualcomm and Gemtek for components and supply chain/manufacturing respectively. Heavy reliance on a single supplier and manufacturer poses risks of shortages, price increases, changes, delay and other issues that could disrupt and adversely affect its business. To mitigate risk, the Company added an additional manufacturer in 2020.

The development and commercialization of our products and services is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We may not be successful in obtaining additional issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We have filed multiple non-provisional and provisional patent applications, as detailed under "Business - Intellectual Property". Filing a non-provisional or provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We have five issued patents and are minimally protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we may continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company has not filed a Form D for its offerings of convertible notes in 2016 and 2017. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation

D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected. To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

BUSINESS

Description of the Business
Gryphon offers a cloud managed network based protection service platform that's powerful yet simple. The platform involves an elegant high performance WiFi router system, a simple to use App, and machine learning that will continuously improve over time and usage.

The platform is simple to setup and use because there is no additional software that needs to be installed on the end devices. The protection works at the network layer to block unwanted content, malware, and intrusions for any connected device on the network.

Gryphon is not only suitable for families, but also for small businesses by protecting their valuable data from cyber-attacks and preserving productivity through blocking inappropriate content while at work. Because the solution can be set up in just minutes without an IT manager or expensive and complicated hardware, small businesses can now afford enterprise level protection for their network.

Business Plan
Gryphon's business model is network protection as a service. In the short term, revenue is expected through product sales and monthly/annual subscriptions. Primary sales channels will be online distribution via Amazon and Gryphon's website. Long term, the Gryphon's network security service platform software can be licensed to hardware manufacturers or network operators. We also feel that the IP we generate can be a source of revenue as it applies to networks outside of homes or small businesses.

The Company's Products and/or Services

Product / Service	Description	Current Market
Secure WiFi router	Gryphon is a secure WiFi router using AI based learning to make the Internet a safer place for our kids and all our connected devices. All security is built into the router so there is nothing to install on each device. Gryphon comes with an app for real time management of all your connected devices and allows you to collaborate with other parents on website approval ratings.	Consumers Small and medium businesses and schools

We offer our product through online retailers like Amazon, Walmart Online, as well as through our website. We also work with international distributors in their respective countries.

Competition

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Customer Base

The Company's customers are primarily consumer families with children as well as small and medium size businesses.

Litigation

On December 30, 2019, a complaint was filed by Kajeet, Inc., a Delaware corporation ("Kajeet"), in the United States District Court for the District of Delaware. Kajeet alleges in its complaint that our products infringe on two patents held by Kajeet. We have filed a motion to dismiss based on our belief that the patents Kajeet is basing their claim on are not patentable and not applicable to our product and should be invalidated. The outcome is still pending.

Other

The Company's principal address is 10265 Prairie Springs Road, San Diego, CA 92127.

The Company conducts business in California.

DIRECTORS, OFFICERS, AND MANAGERS The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

John Wu, Chief Executive Officer (CEO)

John is the Chief Executive Officer and Co-Founder of Gryphon Online Safety. With over 20 years of experience in the Wireless and IoT industry, John launched his career in mobile communications at Motorola. There, he headed a multinational team of digital signal processing developers in the development of the CDMA chipset. Prior to Gryphon, John led MiFi Labs as VP of Advanced Engineering in the creation of mobile hotspot technology. Products his team developed shipped over four million units annually and generated over $400 million in revenue. John has a B.S in electrical engineering and a M.S in DSP and Image Processing from the University of Illinois at Urbana-Champaign. Successes include the CES Award for Connected Devices, PC Magazine Editors Choice Award, and 25 patents.

Arup Bhattacharya, Chief Technology Officer (CTO)

Arup is the Co-Founder and CTO of Gryphon Online Safety, and was integral in designing the mesh WiFi security router and the parental control system. For over 30 years, Arup held executive positions in multiple companies to lead the creation of advanced technologies and products. He led the MiFi software team to develop multiple generations of 2G/3G/LTE data products for leading operators and led the engineering team at PortalPlayer to design the media chips for the first six generations of Apple's iconic iPods. Arup holds a B.E in Electronics and Communications Engineering from IIEST, Shibpur and a M.Tech in Control and Automation from Indian Institute of Technology, Kharagpur.

Sanjeev Kumar, Director
Sanjeev sits on Gryphon Online Safety's board of directors, bringing decades of expertise in software engineering and management, along with experience in corporate and intellectual property law. Prior to sitting on Gryphon's board of directors and practicing law, Sanjeev spent years at several large enterprises. Some accomplishments include leading

the software division for the Personal Computer Business Unit, which introduced the first one-inch thin personal computer to the market. He also served as COO of PortalPlayer before Nvidia acquired the company. Received a B. Tech in Electrical Engineering from the Indian Institute of Technology, Kanpur, a M.S in Electrical Engineering from Tulane University, and a JD from St. Mary's University School of Law.

Employees
The Company currently has 2 employees. The Company otherwise relies primarily on a workforce of contractors.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Stock Type	Number of Shares	Percentage
Common Stock Outstanding	10,406,791	46.27%
Common Stock Issuable Upon Exercise of Options	1,610,500	7.16%
Common Stock Available for Issuance Under Plan	890,580	3.96%
Series Seed Preferred Stock	9,136,468	40.62%
Series Seed Preferred Stock Warrant	446,341	1.98%
Total	**22,490,680**	**100%**

Ownership
Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
John Wu	22% of combined Common and Preferred Stock
Arup Bhattacharya	20.26% of combined Common and Preferred Stock

FINANCIAL INFORMATION

Our certified financial statements can be found in Exhibit B to this Form C-AR. The financial statements for 2020 were not reviewed by a CPA and were not audited.

Operations
Gryphon Online Safety, Inc. ("the Company") is a Delaware corporation headquartered in San Diego, California, that provides WiFi routers and software which utilizes machine learning to make the internet a safer place for children, and all connected devices. The router comes with a mobile application for real time management of all connected devices and allows collaboration with others.

Liquidity and Capital Resources
The Company has incurred losses from inception of approximately $4,517,502 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to achieve profitable sales of its products, and its ability to generate positive operational cash flow.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options forits shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

CONVERTIBLE EQUITY INSTRUMENTS

During the year ended December 31, 2020, the Company received $400,000 of proceeds from the issuance of convertible equity instruments that mature in June 2021. These instruments do not bear interest and must convert to preferred stock upon the following:

1.   Upon the Company receiving cash of no less than $2,500,000 for the sale of the Company's shares ("Qualified Financing"), the purchase amount will be automatically converted into shares of Company preferred stock at a price of the lower of 80% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

2.   Upon maturity, holders may elect to convert outstanding principal and accrued interest into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

PREFERRED STOCK

The Company has 9,600,345 $0.0001 par value, Series Seed Preferred Stock authorized at December 31, 2020 and 2019. At December 31, 2020 and 2019, there were issued and outstanding preferred shares of 9,142,411 and 9,142,411, respectively.

The Company conducted an offering of its Series Seed Preferred Stock during the year ended December 31, 2019, issuing 3,736,039 shares of Series Seed Preferred Stock at $0.7143 per share, providing gross proceeds of $2,668,661. Direct costs associated with the offering, including brokerage and legal fees, totaled $73,894, and were recorded as a reduction to the proceeds received in the offering on the statements of changes in stockholders' equity.

During the year ended December 31, 2019, the Company converted total principal of $2,618,352 and accrued interest of $172,680 into 5,406,372 shares of preferred stock.

All of the Preferred Stock authorized was designated Series Seed Preferred Stock. The holders of the Preferred Stock have the following rights and preferences: The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote. Holders of Preferred Stock are entitled to dividends before any other Preferred Stock or Common Stock holders. Preferred stock maintains liquidation preferences at the Series Seed original issue price, plus any declared but unpaid dividends. Preferred stock is convertible at any time into common stock at the conversion price. Preferred Stock holders owning 300,000 or more shares have the right of first refusal to purchase newly issued securities, in amounts sufficient to maintain their current overall ownership percentage.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes

Rights and Preferences
Liquidation and dividend preference

What it means to be a minority holder
As a minority holder in the company, you do not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Upon conversion into shares of Preferred Stock of the company, investors hold minority equity interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The Crowd Notes do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

During the years ended December 31, 2020 and 2019, the Company issued options for the purchase of common stock of 200,000 and 150,000, respectively to members of the Company's Board of Directors. In addition, for the years ended December 31, 2020 and 2019, the Company paid $47,095 and $34,012, respectively for legal counsel to a firm in which one of the directors is a partner.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None

Regulation CF Compliance
Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ John Wu
_____
(Signature)

John Wu
_____
(Issuer)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ John Wu
_____
(Signature)

John Wu
_____
(Name)

CEO
_____
(Title)

April 30, 2021
_____
(Date)

/s/ Arup Bhattacharya
_____
(Signature)

Arup Bhattacharya
_____
(Name)

CTO
_____
(Title)

April 30, 2021
_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.



Exhibit B

GRYPHON

I, John Wu, certify that the financial statements of Gryphon Online Safety, Inc included in this Form are true and complete in all material respects.

John Wu
CEO
April 23, 2021

Gryphon Online Safety, Inc.
Balance Sheets
(unaudited)

	December 31,	
	2020	**2019**
Assets		
Current assets		
Cash and cash equivalents	$ 865,829	$ 1,157,943
Accounts receivable, net	14,131	27,776
Inventory, net	379,851	265,367
Prepaid expenses	89,694	47,530
Deposits	85,275	-
Other receivables	156,492	175,118
Total current assets	1,591,272	1,673,734
Intangible assets, net	1,490,726	1,295,521
Total assets	$ 3,081,998	$ 2,969,255
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accrued expenses	$ 524,032	$ 182,547
Accrued interest	6,652	-
Deferred revenue and customer deposits	488,084	257,920
Short term notes payable	460,285	-
Convertible equity instruments	400,000	-
Total current liabilities	1,879,053	440,467
Long Term notes payable	150,000	-
Accrued interest - long term notes	2,527	-
Total liabilities	2,031,580	440,467
Commitments and contingencies		
Stockholders' equity		
Preferred stock, 9,142,411 and 9,142,411 shares issued and outstanding at December 31, 2020 and 2019, respectively	914	914
Common stock, 10,404,791 and 10,228,604 shares issued and outstanding at December 31, 2020 and 2019, respectively	1,041	1,023
Additional paid-in capital	5,565,965	5,498,852
Accumulated deficit	(4,517,502)	(2,972,001)
Total stockholders' equity	1,050,418	2,528,788
Total liabilities and stockholders' equity	$ 3,081,998	$ 2,969,255

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Operations
(unaudited)

	For the years ended December 31,	
	2020	**2019**
Net revenue		
Product	$ 2,747,947	$ 1,446,910
Service and other	537,991	232,854
Total net revenue	3,285,938	1,679,764
Cost of goods sold	(1,886,714)	(886,841)
Gross profit	1,399,224	792,923
Operating expenses		
Operations	202,297	71,285
Sales and marketing	1,466,432	1,166,711
General and administrative	313,745	202,697
Research and development	566,344	414,830
Stock based compensation	61,256	8,194
Total operating expenses	2,610,074	1,863,717
Loss from operations	(1,210,850)	(1,070,794)
Other income (expense)		
Interest expense	(26,667)	(79,520)
Interest income	2,448	3,694
Loan forgiveness	41,666	-
Amortization	(352,099)	(262,059)
Total other income (expense)	(334,652)	(337,885)
Net loss before income tax	(1,545,501)	(1,408,679)
Provision for income tax	-	-
Net loss	$ (1,545,501)	$ (1,408,679)

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Cash Flows
(unaudited)

	Year ended December 31,	
	2020	**2019**
Cash flows from operating activities		
Net loss	$ (1,545,501)	$ (1,408,679)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Amortization	352,099	262,059
Stock based compensation	61,256	8,194
Forgiveness of PPP loan	(41,666)	-
Allowance for bad debts	7,509	-
Allowance for inventory loss	(58,000)	(21,000)
Changes in operating assets and liabilities:		
Accounts receivable	6,136	(14,311)
Inventory	(56,484)	81,784
Prepaid expenses	(42,164)	(34,280)
Deposits	(85,275)	-
Other receivables	18,626	(114,721)
Accounts payable and accrued expenses	341,485	(219,807)
Accrued interest	9,179	77,872
Deferred revenue and customer deposits	230,164	176,324
Net cash used by operating activities	(802,636)	(1,206,565)
Cash flows from investing activities		
Payments for the purchase of intangible assets	(547,304)	(507,113)
Net cash used by investing activities	(547,304)	(507,113)
Cash flows from financing activities		
Funds from issuance of short term notes payable	460,285	2,594,767
Funds from issuance of long term notes payable	150,000	-
Funds from PPP loan	41,666	-
Funds from exercise of stock options	5,875	2,000
Funds from issuance of convertible equity instruments	400,000	-
Net cash provided by financing activities	1,057,826	2,596,767
Net increase (decrease) in cash and cash equivalents	(292,114)	883,089
Cash and cash equivalents, beginning of year	1,157,943	274,854
Cash and cash equivalents, end of year	$ 865,829	$ 1,157,943
Supplemental Cash Flow Information:		
Cash paid for interest	$ 24,319	$ 1,648
Cash paid for taxes	$ -	$ -
Non-Cash Investing and Financing Activities:		
Conversion of debt into preferred shares	$ -	$ 2,791,032

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Changes in Stockholders' Equity
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance on December 31, 2018	-	$ -	10,203,604	$ 1,020	$ 103,776	$ (1,563,322)	$ (1,458,526)
Preferred shares issued for conversion of debt	5,406,372	541	-	-	2,790,491	-	2,791,032
Preferred shares issued for cash	3,736,039	373	-	-	2,668,288	-	2,668,661
Issuance costs of preferred shares issued for cash	-	-	-	-	(73,894)	-	(73,894)
Issuance of stock under employee stock plans	-	-	25,000	3	1,997	-	2,000
Stock based compensation	-	-	-	-	8,194	-	8,194
Net Loss	-	-	-	-	-	(1,408,679)	(1,408,679)
Balance on December 31, 2019	9,142,411	914	10,228,604	1,023	5,498,852	(2,972,001)	2,528,788
Issuance of stock under employee stock plans	-	-	40,187	4	5,871	-	5,875
Common stock issued for services	-	-	136,000	14	48,946	-	48,960
Stock based compensation	-	-	-	-	12,296	-	12,296
Net Loss	-	-	-	-	-	(1,545,501)	(1,545,501)
Balance on December 31, 2020	9,142,411	$ 914	10,404,791	$ 1,041	$ 5,565,965	$ (4,517,502)	$ 1,050,418

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Gryphon Online Safety, Inc. ("the Company") is a Delaware corporation headquartered in San Diego, California, that provides WiFi routers and software which utilizes artificial intelligence based learning to make the internet a safer place for children, and all connected devices. The router comes with a mobile application for real time management of all connected devices and allows collaboration with others.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain judgments, estimates and assumptions that affect the amounts reported in the financial statements and the disclosures made in the accompanying notes. Despite the Company's intention to establish accurate estimates and use reasonable assumptions, actual results may differ from the estimates.

Revenue Recognition and Deferred Revenue

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-09, "*Revenue from Contracts with Customers*" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (Accounting Standards Codification (ASC) Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily derives revenue from the sale of its WiFi routers and licenses to use its security software. The Company enters into contracts with customers that include promises to transfer products and services, which are generally distinct and can be accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to the customer, in amounts that reflect the consideration allocated to the various performance obligations. Routers are generally sold with a 12-month software license included. The revenue component related to hardware is recognized when the router is shipped to the customer. Revenue attributable to the use of the security software is deferred and recognized on a monthly basis as the performance obligation is satisfied. Amounts received for prepayments of additional terms of use of the security software and for extended warranty services are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract.

Freight and Shipping Costs

Freight and shipping costs are expensed as incurred.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence or shrinkage, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2020 and 2019, the Company determined that allowances of $30,000 and $88,000, respectively were necessary.

Returns are recognized on the date the returned inventory is received by the Company or its sales channel partners.

At December 31, 2020 and 2019, inventory consisted of completed hardware units.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2020 or 2019.

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software*. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2020 or 2019.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $566,344 and $414,830 in research and development costs, respectively.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $1,466,432 and $1,166,711 in advertising costs, respectively.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Financial Accounting Standards Board (FASB) ASC 740. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Current year taxable income (loss) varies from income (loss) before current year tax expense primarily due to the method of revenue recognition and the use of accelerated amortization for tax reporting purposes. During the year ended December 31, 2019, the Company implemented the accounting guidance for uncertainty in income taxes using the provisions of FASB ASC 740.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible, in accordance with ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2020 and 2019, the Company determined that allowances of $7,509 and $0, respectively were necessary.

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company adopted ASU 2018-07, *Improvements to Nonemployee Share-Based Payment Accounting* during the year ended December 31, 2019. These amendments expand the scope of ASC 718, *Compensation – Stock Compensation,* to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, *Equity-Based Payments to Non-Employees*. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability- classified awards generally will be the settlement date. Adopting this guidance did not have a material impact on the financial statements.

Concentrations

Approximately 80% of revenue is generated through one online seller. The loss of the ability to sell the Company's products via this online seller would cause significant negative impact on the Company's operations. Substantially all inventory is currently provided by one manufacturer. In late 2020, the Company began production with a second manufacturer. For 2021 and beyond, the Company will not be reliant on a single supplier.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through March 30, 2021, the date these financial statements were available to be issued. Subsequent to December 31, 2020:

In January, 2021 the Company filed under Regulation A+ to issue $10 million of Series A Preferred Stock. The SEC is currently reviewing the application.

In February 2021, one of the company's channel partners declared bankruptcy. Allowances for accounts receivable and inventory on consignment as of December 31, 2020 have been included in the financial statements. The company is uncertain whether accounts receivable as of February 2021 will be collectible or whether all of the consigned inventory will be returned. The Company's insurance may cover some of the loss and bankruptcy proceedings may provide for some payment of the accounts receivable. The maximum loss to the Company if all receivables are uncollectible and inventory is not recoverable is an additional $6,000.

In March 2021, the company borrowed $85,000 from a payment processing vendor to provide working capital. The fixed fee for the loan is $11,135 and minimum payments of approximately $11,000 will be due every 60 days through September of 2022.

The Company issued 30,000 stock options which vest over a four-year period, beginning in January 2021.

NOTE 2 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Fair value of stock options issued during the years ended December 31, 2020 and 2019 were determined using level 3 inputs.

NOTE 3 – INTANGIBLE ASSETS (NET)

Intangible assets consist of the following at December 31:

	2020	2019
Software	$ 2,208,010	$ 1,660,707
Other Intangible Assets	447	447
	2,208,457	1,661,154
Accumulated Amortization	(717,731)	(365,633)
	$ 1,490,726	$ 1,295,521

Amortization expense for the years ended December 31, 2020 and 2019, was $352,099 and $195,310, respectively.

NOTE 4 – OTHER RECEIVABLES

Other Receivables consist of the following at December 31:

	2020	2019
Sales channel partner holdbacks	$ 151,838	$ 158,332
Prepaid VAT	-	10,096
Other	4,654	6,690
	$ 156,492	$ 175,118

Sales channel partner holdbacks are an accumulation of payments from customers that have not yet transferred to the Company's bank account.

NOTE 5 – SHORT TERM AND LONG TERM DEBT

SHORT TERM DEBT

In September 2020, the Company received $250,000 of proceeds from a loan from an individual. The loan accrues interest at a rate of 8% per annum and matures in September 2021.

In August 2020, the Company received $250,000 of proceeds from a commercial loan. The loan accrues interest at a rate of 16.5% per annum and matures in August 2021.

LONG TERM DEBT

The Company received proceeds from an SBA loan of $150,000 and a PPP loan of $41,666. The SBA loan is secured by substantially all of the Company's assets and accrues interest at 3.75% per annum. Repayment begins in June 2021 and the loan matures in June 2050. The PPP loan was forgiven in November 2020.

Following is a summary of short-term and long-term minimum debt payments required over the next 5 years, including the subsequent borrowing discussed in Note 1:

2021 - $503,012
2022 - $53,627
2023 – $3,210
2024 – $3,317
2025 - $3,459

During the year ended December 31, 2019, the Company converted total principal of $2,618,352 and accrued interest of $172,680 into 5,406,372 shares of preferred stock.

During the years ended December 31, 2020 and 2019, the Company incurred $0 and $77,871, respectively of interest expense on the convertible notes payable.

Amortization expense for the years ended December 31, 2020 and 2019, included $0 and $66,749, respectively of amortization of expense related to the issue of the convertible notes payable.

NOTE 6 – CONVERTIBLE EQUITY INSTRUMENTS

During the year ended December 31, 2020, the Company received $400,000 of proceeds from the issuance of convertible equity instruments that mature in June 2021. These instruments do not bear interest and must convert to preferred stock upon the following:

1. Upon the Company receiving cash of no less than $2,500,000 for the sale of the Company's shares ("Qualified Financing"), the purchase amount will be automatically converted into shares of Company preferred stock at a price of the lower of 80% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as

defined in the agreement.

2. Upon maturity, holders may elect to convert outstanding principal and accrued interest into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

NOTE 7 - PREFERRED STOCK

The Company has 9,600,345 $0.0001 par value, Series Seed Preferred Stock authorized at December 31, 2020 and 2019. At December 31, 2020 and 2019, there were issued and outstanding preferred shares of 9,142,411 and 9,142,411, respectively.

The Company conducted an offering of its Series Seed Preferred Stock during the year ended December 31, 2019, issuing 3,736,039 shares of Series Seed Preferred Stock at $0.7143 per share, providing gross proceeds of $2,668,661. Direct costs associated with the offering, including brokerage and legal fees, totaled $73,894, and were recorded as a reduction to the proceeds received in the offering on the statements of changes in stockholders' equity.

During the year ended December 31, 2019, the Company converted total principal of $2,618,352 and accrued interest of $172,680 into 5,406,372 shares of preferred stock.

All of the Preferred Stock authorized was designated Series Seed Preferred Stock. The holders of the Preferred Stock have the following rights and preferences: The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote. Holders of Preferred Stock are entitled to dividends before any other Preferred Stock or Common Stock holders. Preferred stock maintains liquidation preferences at the Series Seed original issue price, plus any declared but unpaid dividends. Preferred stock is convertible at any time into common stock at the conversion price. Preferred Stock holders owning 300,000 or more shares have the right of first refusal to purchase newly issued securities, in amounts sufficient to maintain their current overall ownership percentage.

NOTE 8 – COMMON STOCK

The Company has 23,500,000 and 23,500,000, $0.0001 par value shares of common stock authorized at December 31, 2020 and 2019, respectively.

During the year ended December 31, 2020, the Company issued 363,000 stock options to employees for services. In addition, stock options issued in prior years continued to vest during the current year. The Company recognized $61,256 of stock compensation expense related to stock options during the year ended December 31, 2020. During the year ended December 31, 2019, the Company issued 500,625 stock options for services and recognized $8,194 of stock compensation expense.

During the year ended December 31, 2020, the Company issued 42,187 shares of common stock at $0.14 per share, for cash proceeds of $5,875 from exercised stock options. During the year ended December 31, 2019 the Company issued 25,000 shares of common stock, for cash proceeds of $2,000 from exercised stock options.

A summary of option activity for the periods is as follows:

	Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Term
Outstanding December 31, 2018	898,958	$ 0.04	8.9
Granted	500,625	0.24	10.0
Exercised	(25,000)	0.08	-
Expired/Forfeited	(36,458)	0.02	-
Outstanding December 31, 2019	1,338,125	0.12	8.6
Granted	363,000	0.33	10.0
Exercised	(40,187)	0.14	-
Expired/Forfeited	(50,438)	0.08	-
Outstanding December 31, 2020	1,610,500	$ 0.16	7.9

Options exercisable at December 31, 2020 and 2019 are 863,500 and 512,005, respectively.

The options issued during 2020 and 2019 vest ratably over periods of one to four years. At December 31, 2020, there are 747,000 unvested stock options outstanding and $51,585 of unrecognized stock-based compensation expense.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

	December 31,	
	2020	2019
Expected life (years)	5	5
Risk-free interest rate	1.5%	1.46 - 2.39%
Expected volatility	35%	35%
Annual dividend yield	0%	0%

NOTE 9 - WARRANTS

A summary of warrant activity for the years ended December 31, 2020 and 2019 is as follows:

	Warrants - Common	Weighted Average	Weighted Average

	Share Equivalents	Exercise Price	Remaining Life
Outstanding December 31, 2018	446,341	$ 0.71	9.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2019	446,341	0.71	8.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2020	446,341	0.71	7.6

These warrants were vested in full upon issue, valued using the Black Scholes Merton pricing model and stock compensation expense was recognized in the year of issue.

NOTE 10 – INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to amortizable assets using accelerated amortization methods for income tax purposes, stock-based compensation expense and net operating loss carryforwards. As of December 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of $1,379,743 and $895,273, respectively. As of December 31, 2020, and 2019, the Company had net deferred tax liabilities before valuation allowance of $0 and $0, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2020	**2019**
Deferred tax assets:		
Net operating loss carryforwards	$ 1,310,076	$ 832,167
Deferred revenue timing difference	60,557	51,134
Stock-based compensation	3,566	6,428
Research and development tax credit carryforwards	5,544	5,544
Amortization timing difference	-	-
Total deferred tax assets	1,379,743	895,273
Deferred tax liabilities:	-	-
Total deferred tax liabilities	-	-
Valuation allowance	(1,379,743)	(895,273)
Net deferred tax assets	$ -	$ -

The Company assessed the need for a valuation allowance against net deferred tax assets and determined a full valuation allowance is appropriate, due to taxable losses for the years ended December 31, 2020 and 2019 and no history of generating taxable income. Therefore, valuation allowances of $1,379,743 and $895,273 were recorded as of December 31, 2020 and 2019, respectively. Deferred tax assets and liabilities were calculated using the Company's combined effective tax rate, which is estimated to be 29%. The effective rate is reduced to 0% due to the full valuation allowance on the net deferred tax assets.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. In December 2019, the Company was sued for patent infringement. The Company filed a motion to dismiss, as it believes the suit is baseless. In February 2021, the court granted the Company's motion to dismiss and gave the plaintiff 21 days to amend the complaint. The plaintiff amended the complaint in March 2021. The results of such proceedings cannot be predicted with certainty, but the Company anticipates that the final financial impact, if any, arising out of this matter would range between $50,000- $200,000.

NOTE 12 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has yet to achieve positive cash flow from operations and has incurred losses from inception of $4,517,502 which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's ability to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 13 – RELATED PARTIES

During the years ended December 31, 2020 and 2019, the Company issued options for the purchase of common stock of 200,000 and 150,000, respectively to members of the Company's Board of Directors. In addition, for the years ended December 31, 2020 and 2019, the Company paid $47,095 and $34,012, respectively for legal counsel to a firm in which one of the directors is a partner.